May 29, 2009

Mr. Walker R. Stapleton
President, Chief Executive Officer and Chief Financial Officer
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, CA 95472

>   **Re: SonomaWest Holdings, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2008**
>   **Filed September 29, 2008**
>   **File No. 000-01912**

Dear Mr. Stapleton:

We have reviewed your amended Form 10-K and response letter dated April 10, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed October 2, 2008

Compensation Discussion and Analysis, page 12

1. We note your response to previous comment 12 regarding your annual compensation.
   - In your response, you state you will "identify the names of companies that comprise your peer group" yet your sample disclosure states you "have not reviewed these companies but instead relied on your third party consultant's expertise." Please clarify whether you will disclose the names of these companies, even if compiled by your compensation consultant, as required by Item 402(b)(2)(xiv) of Regulation S-K. In addition, we did not see in your

sample disclosure a discussion of how you benchmarks against these peer companies, for example, please disclose whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise. To the extent actual compensation was outside a targeted percentile range, you also should include an explanation of the reasons for this.

- Please also provide expanded narrative disclosure of the committee's use of discretion to increase or decrease variable cash compensation to the executives when performance goals are unmet.
- Also, we note in your sample disclosure you identify performance factors for fiscal year 2007/2008. Please expand your disclosure to discuss how each executive's performance under each objective impacted the bonus compensation you awarded to them.

Please provide us revised sample disclosure and tell us how you intend to address these concerns in future filings.

*****

Please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3637 with any questions.

Sincerely,

Jay Mumford
Senior Attorney